40-33

AIM INTERNATIONAL MUTUAL FUNDS

Branch 18

811-06463



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.




SEC MAIL
PROCESSING
RECEIVED
FEB 2 2 2005
WASH. D.C.
202
SECTION

February 15, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, In Regards to Mutual Funds Investment Litigation, a copy of an **Amendment by Interlineation of the Consolidated Amended Class Action Complaint** in *Richard Lepera, On Behalf of Himself and All Others Similarly Situated v. INVESCO Funds Group, Inc., et al.*

Sincerely,

Stephen R. Rimes /v.v.

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth


PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Lepera v Invesco\Corr\L-021505SEC.doc
021505 (1) vxv

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2005
WASH, D.C.
202
SECTION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re Invesco 04-md-15864-02	MDL 1586 Case No. 04-MD-15864 (Judge Frederick P. Stamp, Jr.)
RICHARD LEPERA, Individually and On Behalf of All Others Similarly Situated Plaintiff, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	Case No. 04-cv-00814-JFM

AMENDMENT BY INTERLINEATION OF THE
CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Pursuant to Federal Rule of Civil Procedure 15(a), the City of Chicago Deferred Compensation Plan amends paragraphs 26, 30, 221 and 222 of its Consolidated Amended Class Action Complaint to read as follows:

> 26. Defendant AIM International Mutual Funds, formerly known as AIM International Funds, Inc. and AIM International Funds Inc. II, formerly known as Invesco International Funds, Inc., was the registrant and issuer of shares for the AIM European Growth Fund. AIM International Mutual Funds was originally incorporated in Maryland on October 30, 1991 and was reorganized as a Delaware statutory trust on November 25, 2003. On November 24, 2003, AIM European Growth Fund, a series of AIM International Mutual Funds, assumed all liabilities of Invesco European Fund.
>
> 30. AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds and AIM Treasurer's Series Trust

(collectively, the "Invesco Registrants") are each a corporate subsidiary or affiliate of Invesco and were the legal issuer of the Invesco Funds within each respective registrant as described above. As such, the Invesco Registrants issued such shares to the public during the Class Period pursuant to registration statements and prospectuses issued under Section 10 of the Securities Act, and are therefore absolutely liable to purchasers of the shares for any material misstatements and omissions in the prospectuses. Each of the Invesco Registrants served as the registrant for multiple funds within the Invesco fund family, and also served as the underwriter for the same funds. As Underwriters, the Invesco Registrants are strictly liable for any material misstatements or omissions contained in the registration statements and prospectuses issued under Section 10 of the Securities Act.

****

221. The defendants named herein acted as controlling persons of the Invesco Registrants within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Invesco Registrants' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the defendants named in this Count each had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Invesco Registrants, including the content and dissemination of the various statements which Lead Plaintiff contends are false and misleading. Invesco had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

222. In particular, each of the defendants named in this Count had direct and supervisory involvement in the operations of the Invesco Registrants and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

Pursuant to Local Rule 103(6)(c), a copy of the amended paragraphs in which the stricken material has been lined through and new material has been underlined is attached as Exhibit 1.

Dated: December 7, 2004

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

/s/

ALAN SCHULMAN
ROBERT S. GANS
TIMOTHY A. DeLANGE
JERALD D. BIEN-WILLNER
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Tel: (858) 793-0070
Fax: (858) 793-0323
-and-
J. ERIK SANDSTEDT
JOSEPH A. FONTI
1285 Avenue of the Americas
New York, New York 10019
Tel: (212) 554-1400
Fax: (212) 554-1444
Lead Counsel

Dated: December 7, 2004

TYDINGS & ROSENBERG LLP

/s/

WILLIAM C. SAMMONS, Fed Bar No. 02366
JOHN B. ISBISTER, Fed Bar No. 00639
100 East Pratt Street, 26th Floor
Baltimore, MD 21202
Tel: (410) 752-9700
Fax: (410) 727-5460
Liaison Counsel

Exhibit 1

26. Defendant AIM International Mutual Funds, formerly known as AIM International Funds, Inc. and AIM International Funds Inc. II, formerly known as Invesco International Funds, Inc., was the registrant and issuer of shares for the AIM European Growth Fund. AIM International Mutual Funds was originally incorporated in Maryland on October 30, 1991 and was reorganized as a Delaware statutory trust on November 25, 2003. On November 24, 2003, AIM European Growth Fund, a series of AIM International Mutual Funds, assumed all liabilities of Invesco European Fund.

30. AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds and AIM Treasurer's Series Trust (collectively, the "Invesco Registrants") are each a corporate subsidiary or affiliate of Invesco and were the legal issuer of the Invesco Funds within each respective registrant as described above. As such, the Invesco Registrants issued such shares to the public during the Class Period pursuant to registration statements and prospectuses issued under Section 10 of the Securities Act, and are therefore absolutely liable to purchasers of the shares for any material misstatements and omissions in the prospectuses. Each of the Invesco Registrants served as the registrant for multiple funds within the Invesco fund family, and also served as the underwriter for the same funds. As Underwriters, the Invesco Registrants are strictly liable for any material misstatements or omissions contained in the registration statements and prospectuses issued under Section 10 of the Securities Act.

****

221. The defendants named herein acted as controlling persons of the Invesco ~~Funds~~ Registrants within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the Invesco ~~Funds'~~ Registrants' respective businesses and systematic involvement in the fraudulent scheme alleged herein, the defendants named in this Count each had the power to influence and control and did influence and control, directly or indirectly, the decision making and actions of the Invesco ~~Funds~~ Registrants, including the content and dissemination of the various statements which Lead Plaintiff contends are false and misleading. Invesco had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

222. In particular, each of the defendants named in this Count had direct and supervisory involvement in the operations of the Invesco ~~Funds~~ Registrants and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.